Exhibit 23.2

Independent Auditors’ Consent

The Board of Directors
BRIO Software, Inc.:

We consent to the use of our report dated April 17, 2003, except for the matter discussed in note 10, as to which the date is June 23, 2003, with respect to the consolidated balance sheet of Brio Software, Inc. and subsidiaries as of March 31, 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the year then ended and the related financial statement schedule, included herein and to the reference to our firm under the headings “Selected Historical Consolidated Financial Data of Brio” and “Experts” in the proxy statement/prospectus.

KPMG LLP

Mountain View, California
September 8, 2003